SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13D-2

(AMENDMENT NO. 3)*

SuperGen, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

868059106
(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP
155 Seaport Blvd., Boston, MA 02210
(617) 439-2623
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

May 10, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868059106	SCHEDULE 13G/A	Page 2 of 8

(1) Names of reporting persons NB Public Equity K/S
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 5,250,683
(7) Sole dispositive power: 0
(8) Shared dispositive power: 5,250,683
(9) Aggregate amount beneficially owned by each reporting person: 5,250,683
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 8.7%
(12) Type of reporting person (see instructions): PN

CUSIP No. 868059106	SCHEDULE 13G/A	Page 3 of 8

(1) Names of reporting persons NB Public Equity Komplementar ApS
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 5,250,683
(7) Sole dispositive power: 0
(8) Shared dispositive power: 5,250,683
(9) Aggregate amount beneficially owned by each reporting person: 5,250,683
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 8.7%
(12) Type of reporting person (see instructions): PN

CUSIP No. 868059106	SCHEDULE 13G/A	Page 4 of 8

(1) Names of reporting persons Cora Madsen
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 5,250,683
(7) Sole dispositive power: 0
(8) Shared dispositive power: 5,250,683
(9) Aggregate amount beneficially owned by each reporting person: 5,250,683
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 8.7%
(12) Type of reporting person (see instructions): IN

CUSIP No. 868059106	SCHEDULE 13G/A	Page 5 of 8

(1) Names of reporting persons Christian Hansen
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 5,250,683
(7) Sole dispositive power: 0
(8) Shared dispositive power: 5,250,683
(9) Aggregate amount beneficially owned by each reporting person: 5,250,683
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 8.7%
(12) Type of reporting person (see instructions): IN

CUSIP No. 868059106	SCHEDULE 13G/A	Page 6 of 8

(1) Names of reporting persons Florian Schönharting
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 5,250,683
(7) Sole dispositive power: 0
(8) Shared dispositive power: 5,250,683
(9) Aggregate amount beneficially owned by each reporting person: 5,250,683
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 8.7%
(12) Type of reporting person (see instructions): IN

CUSIP No. 868059106	SCHEDULE 13G/A	Page 7 of 8

This Amendment No. 3 amends and supplements, as set forth below, the information contained in Item 4 of the Schedule 13G that was originally filed with the Securities and Exchange Commission (the “SEC”) by NB Public Equity K/S, NB Public Equity Komplementar ApS, Cora Madsen, Christian Hansen and Florian Schönharting (the “Reporting Persons”) on March 18, 2009, as amended by Amendment No. 1 filed with the SEC on August 13, 2009, and further amended by Amendment No. 2 filed with the SEC on February 16, 2010 (the “Schedule 13G”). Capitalized terms used but not otherwise defined in this Amendment No. 3 are used with the meanings ascribed to them in the Schedule 13G. Except as amended by this Amendment No. 3, all information contained in the Schedule 13G is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 3.

Item 4.  Ownership.

(a) Amount Beneficially Owned:

NB Public Equity K/S is the beneficial owner of an aggregate of 5,250,683 (1) shares of Common Stock.

NB Public Equity Komplementar ApS is the beneficial owner of an aggregate of 5,250,683 (2)  shares of Common Stock.

Cora Madsen is the beneficial owner of an aggregate of 5,250,683 (3) shares of Common Stock.

Christian Hansen is the beneficial owner of an aggregate of 5,250,683 (4) shares of Common Stock.

Florian Schönharting is the beneficial owner of an aggregate of 5,250,683 (5) shares of Common Stock.

(b) Percent of Class (6)

The amount beneficially owned by each of the Reporting Persons represents approximately 8.7% of the total issued and outstanding shares of Common Stock.

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote

N/A

(ii) Shared power to direct the vote

Each of the Reporting Persons has the shared power to vote or direct the vote of 5,250,683 shares.

(iii) Sole power to dispose or to direct the disposition of

N/A

(iv) Shared power to dispose or to direct the disposition of

Each of the Reporting Persons has the shared power to dispose or direct the disposition of 5,250,683 shares.

(1)
NB Public Equity K/S (the “Fund”) is the beneficial owner of 5,250,683 shares.  The Fund is a limited partnership, and NB Public Equity Komplementar ApS (the “General Partner”) is its sole general partner.

(2)
The General Partner has no ownership share in the Fund, but is entitled to a management fee for the services provided to the Fund.  By reason of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), the General Partner may be deemed to be the beneficial owner of the securities held by the Fund.

CUSIP No. 868059106	SCHEDULE 13G/A	Page 8 of 8

(3)
Cora Madsen is a director of the General Partner and in this capacity has the legal power to direct the voting or disposition of the Common Stock beneficially owned by the Fund.  Therefore, by reason of Rule 13d-3, Ms. Madsen may be deemed to be the beneficial owner of securities held by the Fund.  Ms. Madsen has no ownership interest, either direct or indirect, in the General Partner.

(4)
Christian Hansen is a director in Nordic Biotech Advisors ApS, which owns 100% of the shares of the General Partner, and is an indirect investor in a limited partner of the Fund.  As such, he may be deemed under Rule 13d-3 to be a beneficial owner of the securities held by the Fund.

(5)
Florian Schönharting is a director in Nordic Biotech Advisors ApS, which owns 100% of the shares of the General Partner, and is an indirect investor in a limited partner of the Fund.  As such, he may be deemed under Rule 13d-3 to be a beneficial owner of the securities held by the Fund.

(6)	Based on 60,277,749 shares of Common Stock outstanding as of May 3, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 12, 2010

NB PUBLIC EQUITY K/S

By:	NB PUBLIC EQUITY KOMPLEMENTAR ApS,
its general partner

	By:	/s/ Cora Madsen*
Name: Cora Madsen
Title: Director

NB PUBLIC EQUITY KOMPLEMENTAR ApS

By:	/s/ Cora Madsen*
Name: Cora Madsen
Title: Director

/s/ Cora Madsen*
Cora Madsen

/s/ Christian Hansen*
Christian Hansen

/s/ Florian Schönharting*
Florian Schönharting

*By:	/s/ James E. Dawson
James E. Dawson, as attorney-in-fact